

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Tidjane Thiam
Group Chief Executive
Prudential PLC
Laurence Pountney Hill
London, EC4R 0HH, England

    Re: Prudential PLC
           Form 20-F for the Fiscal Year Ended December 31, 2009
           Filed June 22, 2010
           File Number: 001-15040

Dear Mr. Thiam:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing

Item 5. Operating and Financial Review and Prospects
Summary Consolidated Results and Basis of Preparation and Analysis
Profit from insurance operations, page 157

1.   Please tell us why the sale of the Taiwan agency business did not qualify as a discontinued operation under IFRS 5.

Item 18. Financial Statements
Notes to the Consolidated Financial Statements
A: Background and accounting policies
A3: Critical accounting policies
(a) Critical accounting policies, page F-14

2.   Please revise your disclosure to unreservedly and explicitly state that the financial
        statements do comply with IFRS as issued by the IASB similar to your disclosure on
        pages 138 and F-13 as required by Item 17(c) of Form 20-F.

D: Life assurance business, page F-76

3.   For each of the sensitivity analyses provided in this section, please revise your disclosure
        to indicate whether the changes presented are reasonably possible. Otherwise, please
        revise the sensitivity analyses to present changes that are reasonably possible. Please
        refer to paragraph 40(a) of IFRS 7.

G: Financial assets and liabilities
G1: Financial instruments – designation and fair values
Determination of fair value, page F-199

4.   You disclose that you use independent external quotations from multiple sources. Please
        revise your disclosure to include how you determined the ultimate value you used in your
        financial statements where you obtained more than quote. Also disclose whether, and if
        so, how and why, you adjusted quotes or prices you obtained from brokers and pricing
        services.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company
acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  • staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filings; and
  • the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant